Filed pursuant to Rule 424(b)(3)

File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	August 14, 2026

OFS Credit Company, Inc.

$200,000,000

Common Stock

This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.

The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From January 24, 2020 to August 13, 2026, we sold a total of 18,663,757 shares of common stock at a weighted average price of $8.30 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $153.1 million after deducting commissions and fees.

Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

July 2026 Financial Update

On August 14, 2026, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of July 31, 2026 is between $3.27 and $3.37. This estimate is not a comprehensive statement of our financial condition or results for the month ended July 31, 2026. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that the final determination of our NAV per share as of July 31, 2026, which will be reported in our monthly report on Form N-PORT, may differ from this estimate.

Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after July 31, 2026 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, activity in South America, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or the impact of the prolonged shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.

The preliminary financial data included in this July 2026 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Declaration of Common and Preferred Stock Distributions

On July 16, 2026, our board of directors (the “Board”) declared a monthly cash distribution for common stockholders for the month of August 2026. Our Board also declared monthly cash distributions for our 5.25% Series E Term Preferred Stock, 7.875% Series F Term Preferred Stock and 8.00% Series G Term Preferred Stock through January 31, 2027. Given that the shares of 5.25% Series E Term Preferred Stock are mandatorily redeemable on December 31, 2026, the dividends for this series of Preferred Stock have been declared up to, but not including, its date of redemption.

Common Stock Distribution

The following schedule applies to the common stock (Nasdaq: OCCI) distribution for common stockholders of record on the close of business of the record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
August 2026	August 14, 2026	August 31, 2026	$0.05

Preferred Stock Distributions

The following schedules apply to the 5.25% Series E Term Preferred Stock (Nasdaq: OCCIN), 7.875% Series F Term Preferred Stock (Nasdaq: OCCIM) and 8.00% Series G Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific record date:

Preferred Stock Series	Month	Record Date	Payment Date	Cash Distribution Per Share
5.25% Series E Term Preferred Stock	August 2026	August 14, 2026	August 31, 2026	$0.109375
	September 2026	September 15, 2026	September 30, 2026	$0.109375
	October 2026	October 15, 2026	October 30, 2026	$0.109375
	November 2026	November 16, 2026	November 30, 2026	$0.109375
	December 2026	December 15, 2026	December 31, 2026	$0.109375

7.875% Series F Term Preferred Stock	August 2026	August 14, 2026	August 31, 2026	$0.1640625
	September 2026	September 15, 2026	September 30, 2026	$0.1640625
	October 2026	October 15, 2026	October 30, 2026	$0.1640625
	November 2026	November 16, 2026	November 30, 2026	$0.1640625
	December 2026	December 15, 2026	December 31, 2026	$0.1640625
	January 2027	January 15, 2027	January 29, 2027	$0.1640625

8.00% Series G Term Preferred Stock	August 2026	August 14, 2026	August 31, 2026	$0.16666667
	September 2026	September 15, 2026	September 30, 2026	$0.16666667
	October 2026	October 15, 2026	October 30, 2026	$0.16666667
	November 2026	November 16, 2026	November 30, 2026	$0.16666667
	December 2026	December 15, 2026	December 31, 2026	$0.16666667
	January 2027	January 15, 2027	January 29, 2027	$0.16666667

Partial Redemption of Preferred Stock

On July 31, 2026, we caused notices to be issued to the holders of the 5.25% Series E Term Preferred Stock regarding the exercise of our option to partially redeem on August 31, 2026 $5.0 million of issued and outstanding 5.25% Series E Term Preferred Stock. The 200,000 shares of 5.25% Series E Term Preferred Stock will be redeemed at 100% of their principal amount ($25 per share). In accordance with the provisions of the Certificate of Designation of the 5.25% Series E Term Preferred Stock, dividends declared on the 5.25% Series E Term Preferred Shares for the month of August 2026 shall be paid on the dividend payment date to each holder of record of the 5.25% Series E Term Preferred Stock at the close of business on the record date, and shall not be payable as part of the redemption price.